# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NIP Group Inc., CIK 0001966233
CUSIP: 654503101
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Rosenlundsgatan 31,, Stockholm, Sweden (V7), 11863
Date of event which requires filing of this statement: 11/07/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-124559
Filed by CIK 0002045664

## Reporting persons
- Seventh Hokage Management Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 33,451,073; shared voting power 0; sole dispositive power 33,451,073; shared dispositive power 0; aggregate amount beneficially owned 33,451,073 (7.5% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 33,451,073 Class B1 ordinary shares, which are directly held by Seventh Hokage Management Limited, a limited liability company established in the British Virgin Islands. Seventh Hokage Management Limited is wholly owned by Seventh Hokage Holdings Limited, a limited liability company established in the British Virgin Islands, which is beneficially owned by Mario Yau Kwan Ho through a trust. Mario Yau Kwan Ho and his family are the trust's beneficiaries. (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 448,715,515 ordinary shares (consisting of 365,280,890 Class A ordinary shares, 51,900,121 Class B1 ordinary shares and 31,534,504 Class B2 ordinary shares) of the Issuer as a single class issued and outstanding as of February 25, 2026, according to records of the Issuer.
- Seventh Hokage Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 33,451,073; shared voting power 0; sole dispositive power 33,451,073; shared dispositive power 0; aggregate amount beneficially owned 33,451,073 (7.5% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 33,451,073 Class B1 ordinary shares, which are directly held by Seventh Hokage Management Limited, a limited liability company established in the British Virgin Islands. Seventh Hokage Management Limited is wholly owned by Seventh Hokage Holdings Limited, a limited liability company established in the British Virgin Islands, which is beneficially owned by Mario Yau Kwan Ho through a trust. Mario Yau Kwan Ho and his family are the trust's beneficiaries. (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 448,715,515 ordinary shares (consisting of 365,280,890 Class A ordinary shares, 51,900,121 Class B1 ordinary shares and 31,534,504 Class B2 ordinary shares) of the Issuer as a single class issued and outstanding as of February 25, 2026, according to records of the Issuer.
- Mario Yau Kwan Ho: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 33,451,073; shared voting power 0; sole dispositive power 33,451,073; shared dispositive power 0; aggregate amount beneficially owned 33,451,073 (7.5% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 33,451,073 Class B1 ordinary shares, which are directly held by Seventh Hokage Management Limited, a limited liability company established in the British Virgin Islands. Seventh Hokage Management Limited is wholly owned by Seventh Hokage Holdings Limited, a limited liability company established in the British Virgin Islands, which is beneficially owned by Mario Yau Kwan Ho through a trust. Mario Yau Kwan Ho and his family are the trust's beneficiaries. (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 448,715,515 ordinary shares (consisting of 365,280,890 Class A ordinary shares, 51,900,121 Class B1 ordinary shares and 31,534,504 Class B2 ordinary shares) of the Issuer as a single class issued and outstanding as of February 25, 2026, according to records of the Issuer.

## Item 1. Issuer
Name of issuer: NIP Group Inc.
Address of issuer's principal executive offices: Rosenlundsgatan 31, 11863, Stockholm, Sweden

## Item 2. Person Filing
Name of person filing: Seventh Hokage Management Limited; Seventh Hokage Holdings Limited; Mario Yau Kwan Ho
Address of principal business office or, if none, residence:
Seventh Hokage Management Limited: Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, VG 1110, British Virgin Islands

Seventh Hokage Holdings Limited: Vistra Corporate Services Centre, Wickham's Cay II, Road Town, Tortola, VG1110, British Virgin Islands

Mario Yau Kwan Ho: No.26, Gaoxin 2nd Road, East Lake High-tech Development Zone, Wuhan, Hubei, PRC
Citizenship:
Seventh Hokage Management Limited: British Virgin Islands

Seventh Hokage Holdings Limited: British Virgin Islands

Mario Yau Kwan Ho: Hong Kong

## Item 4. Ownership
Amount beneficially owned: The responses of each Reporting Person to Row (9) of this Schedule 13G are incorporated by reference in this Item.
Percent of class: The responses of each Reporting Person to Row (11) of this Schedule 13G are incorporated by reference in this Item.
Sole power to vote or to direct the vote: The responses of each Reporting Person to Row (5) of this Schedule 13G are incorporated by reference in this Item.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: The responses of each Reporting Person to Row (7) of this Schedule 13G are incorporated by reference in this Item.
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Seventh Hokage Management Limited: /s/ Mario Yau Kwan Ho, Mario Yau Kwan Ho / Director (02/25/2026)
- Seventh Hokage Holdings Limited: /s/ Mario Yau Kwan Ho, Mario Yau Kwan Ho / Director (02/25/2026)
- Mario Yau Kwan Ho: /s/ Mario Yau Kwan Ho, Mario Yau Kwan Ho (02/25/2026)
Comment: Exhibit 99.1 Joint Filing Agreement